

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2022

Daniel Jones
Chief Executive Officer
SeqLL, Inc.
3 Federal Street
Billerica, MA 01821

> **Re: SeqLL, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 14, 2022**
> **File No. 333-268319**

Dear Daniel Jones:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Sean Healy at (202) 551-5586 with any questions.


Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services


cc: Eric M. Hellige, Esq.